SunAmerica Asset
Management, LLC
Harborside 5
186 Hudson Street
Suite 3300
Jersey City NJ 07311-4992

551-235-3560
201-324-6364 Fax
edward.gizzi@aig.com

Edward J. Gizzi
Associate General Counsel

June 30, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: John F. Kernan

Re:	Response to Staff Comments on Sarbanes-Oxley Review of the Shareholder Report for:

SunAmerica Series, Inc., file nos. 333-11283/811-07797, for the fiscal period ended 10/31/2020;

SunAmerica Equity Funds, Inc., file nos. 033-08021/811-04801, for the fiscal period ended 9/30/2020;

SunAmerica Specialty Series, file nos. 333-111662/811-21482, for the fiscal period ended 10/31/2020; and

SunAmerica Money Market Funds, Inc., file nos. 002-85370/811-03807, for the fiscal period ended 12/31/2020) (each, a “Registrant”)

Dear Mr. Kernan:

We have reviewed your comments, received on May 21, 2021, to each Registrant’s Shareholder Report on Form N-CSR, as filed with the Securities and Exchange Commission (the “Commission”), on behalf of each of the applicable series (each, a “Fund” and collectively, the “AIG Funds”). For your convenience, we have included each of your comments, followed by our response.

1.

Comment: The Staff observes that during the last seven fiscal years for the AIG Focused Dividend Strategy Fund (the “Focused Dividend Strategy Fund”), a series of SunAmerica Series, Inc. (the “Corporation”), including through 2020, total transfer agent fees and expenses were $162,563,217, of which $160,023,049 accrued to AIG Fund Services, Inc. (“AFS”) for transfer agency services provided pursuant to the Corporation’s Service Agreement with AFS. The section of the Focused Dividend Strategy Fund’s Statement of Additional Information dated February 26, 2021 entitled “Control Persons and Principal Shareholders of Securities” discloses that as of January 31, 2021, Focused Dividend Strategy Fund shares were held predominantly through omnibus accounts of a number of different financial intermediaries. As the amounts of transfer agent fees and expenses appear high in absolute dollar terms relative to other AIG Funds and in light of the composition of the Focused Dividend Strategy Fund’s shareholder accounts, please describe the factors considered by the Corporation’s Board of Directors to support the annual approval of the Service Agreement. Please provide details of the annual amounts paid to DST Asset Manager Solutions, Inc. (“DST”) or its affiliates for services provided to the Focused Dividend Strategy Fund pursuant to the Transfer Agency Agreement between DST and the Corporation for each of the Focused Dividend Strategy Fund’s last two fiscal years and provide a copy of the supporting DST fee schedule, as referenced in the Transfer Agency Agreement incorporated by reference as an exhibit to the Corporation’s registration statement. Please supplementally describe the transfer agency services, structure and relationships including those with financial intermediates providing sub-transfer agency services and the numbers and types of shareholder accounts. We note that there is guidance in IM-GU-2016-01 that mutual fund directors generally oversee the reasonableness of fees paid out of fund assets and the relationships between funds and their service providers.

Response: Each Registrant, on behalf of its Funds, has entered into a Service Agreement with AFS, under which AFS acts as a servicing agent assisting the Funds’ transfer agent, DST Asset Manager Solutions, Inc. (“DST” or the “Transfer Agent”), and providing certain shareholder services. Under the terms of each Service Agreement, AFS may receive reimbursement of its costs in providing such services. Pursuant to each Service Agreement, as compensation for services rendered, AFS receives a fee from each Fund, computed and payable monthly, based upon an annual rate of 0.22% of average daily net assets subject to review and approval by the applicable Board of Directors/Trustees. From this fee, DST and intermediaries, including omnibus and non-omnibus intermediaries, are paid fees for certain services provided to the Funds and their shareholders as described below.

Each Registrant, on behalf of its Funds, has entered into a Transfer Agency Agreement with DST, under which DST acts as the Funds’ transfer agent. Pursuant to each Transfer Agency Agreement, DST provides various transfer agency services to the Funds including, among other things, mailroom and scanning services, bank reconciliation services and statement production and mailing services. DST is paid fees for the services it renders to the Funds under the Transfer Agency Agreements and is also reimbursed for out-of-pocket expenses. Services rendered charges primarily include account, equipment, and portfolio-based fees. A complete list of the schedule of fees and out-of-pocket expenses payable to DST is included as Exhibit 1 to this letter. For 2020 and 2019, the fees for DST’s services with respect to the Focused Dividend Strategy Fund were approximately $0.9 million and $1.6 million, respectively.1

AFS also maintains sub-transfer agency agreements with omnibus intermediaries (12 relationships) and with certain non-omnibus intermediaries (17 relationships) under which such intermediaries are paid for expenses related to administering the sub-accounted records with respect to beneficial shareholders of the Funds in their brokerage and retirement systems. For the 2020 and 2019 calendar years, the aggregate fees for intermediary sub-transfer agency and recordkeeping services with respect to the Focused Dividend Strategy Fund were approximately $4.2 million and $6.9 million, respectively.

Consistent with the Staff guidance in IM-GU-2016-01, in connection with each Registrant’s Board of Directors/Trustees’ approval of the continuation of the Service Agreement, the Board of Directors/Trustees receives and considers information relating to these sub-transfer agency fees, including, among other things, the amounts of such fees, the applicable basis point or per account charges information, the reasonableness of the fees in light of the bi-annual Investment Company Act Institute Survey on Mutual Fund Transfer Agents’ Trends and Billing Practices (the “ICI Survey”), and other payments (including 12b-1 and revenue sharing payments) made by affiliates of AFS to each intermediary.

1 Includes fees for services rendered in the 2020 and 2019 calendar years, which were paid from the fee AFS earned under the Service Agreement, as well as the 2020 and 2019 fiscal year out-of-pocket expenses, which were borne directly by the Focused Dividend Strategy Fund.

As noted by the Staff, the dollar amounts of transfer agent fees and expenses with respect to the Focused Dividend Strategy Fund were higher than those of the other AIG Funds over the same periods. This is primarily due to the fact that the AFS fee under the Service Agreements is an asset-based fee and the Focused Dividend Strategy Fund’s net assets have been substantially higher than the net assets of each of the other AIG Funds over those periods. The asset-based fee and resulting dollar amount of fees is appropriate given the higher degree of services required with respect to the Focused Dividend Strategy Fund, particularly in light of the higher number of beneficial shareholder accounts. For example, for the period from October 2018 to September 2019, the Focused Dividend Strategy Fund, the largest AIG Fund with average monthly assets under management of $10.7 billion, had an average of approximately 96,000 direct accounts at DST, and an average of 346,000 beneficial accounts held at financial intermediaries. By contrast, over the same period, the AIG Focused Alpha Large Cap Growth Fund, the next largest Fund with average monthly assets under management of $0.626 billion, had an average of approximately 24,000 direct accounts at DST, and an average of 11,000 beneficial accounts held at financial intermediaries. The Focused Dividend Strategy Fund represents the overwhelming majority of accounts for the entire AIG retail mutual fund complex. For the period from October 2018 to September 2019, for all of the AIG Funds in the complex, the average monthly assets under management was $12.3 billion, the average number of direct accounts at DST was approximately 196,000, and the average number of beneficial accounts at financial intermediaries was 392,000.

In evaluating whether to approve the continuation of the applicable Service Agreement and the fees thereunder on an annual basis, each Registrant’s Board of Directors/Trustees considered the information described above and other relevant factors, including: (i) information concerning the nature and quality of the services provided by AFS, such as quarterly reports with respect to AFS’ performance, (ii) management’s view that the current arrangement under which AFS provides certain shareholder services and assists DST in its role as transfer agent provides the control and flexibility to develop operational work flows that support efficient, accurate service and exemplary performance, particularly considering the extensive experience of AFS personnel, (iii) the reasonableness of AFS’s fees considering, among other things, the results of the ICI Survey, and (iv) AFS’ profitability with respect to the AIG Funds and Fund-by-Fund profitability information, which includes expense information for transfer agency and intermediary sub-transfer agency and recordkeeping services. Based on all of such information and factors, each Registrant’s Board of Directors/Trustees determined that (i) the Service Agreement is in the best interest of the Registrant and its shareholders; (ii) the services to be rendered pursuant to the Service Agreement are required for the operation of the Registrant; (iii) AFS can provide the services the nature and quality of which are at least equal to that provided by others; and, (iv) the fees charged thereunder are fair and reasonable in light of the usual and customary charges made by others for services of the same nature and quality.

2.

Comment: The AIG Commodity Strategy Fund (the “Fund”) had significant exposure, which was noted as an average monthly balance outstanding, to the Bloomberg Commodity Index, by total return swaps for the last fiscal year. However, the management discussion of fund performance does not discuss the total return swaps as a contributor to performance of the Fund. If the performance was material to the fund’s performance, it should be discussed. Please explain why performance of the total return swaps was not included in the management discussion of fund performance.

Response: In connection with the preparation of the management discussion of fund performance (“MDFP”), the Registrant reviews the impact of each type of derivative on the overall performance of a fund. If a derivative’s impact is material to a fund’s total return, the MDFP will discuss the effect of that derivative on the fund’s performance.

The AIG Commodity Strategy Fund is a fund which obtains its commodity exposure primarily through derivatives. The Fund’s derivative holdings include total return swaps on the Bloomberg Commodity Index as well as futures and options on individual commodities. When analyzing the impact of derivatives on the Fund’s performance, the swap on the Bloomberg Commodity Index is disaggregated to its individual commodity components and reflected in the contribution/detraction at the underlying individual commodity level (e.g., Brent, corn, gold). The Registrant believes that this look-though methodology provides shareholders with a more comprehensive and accurate picture of the portfolio’s exposures and key drivers of performance. Thus, the Registrant believes that its MDFP, as submitted, accurately reflects the impact of derivatives on the Fund’s performance.

3.

Comment: A number of funds utilize a subadvisor, and the subadvisor is paid directly by the advisor. But the subadvisory fees arrangements are not disclosed in the financial statements. Such subadvisor fee information is included in the prospectus and should be included in the financial statements. Please confirm that this disclosure will be added where applicable in the financial statements, per Item 19 of Form N-1A, and ASC-850-10-50 and AICPA Investment Company Expert Panel, in the minutes from January 21, 2020. If the manager of manager’s order provides an exemption for this disclosure, please describe in the response.

Response: The sub advisor relationships for each of the Funds are disclosed in the Notes to Financial Statements. The disclosure includes the name of the sub advisor, a description of the services provided (portfolio management responsibilities) and a statement that the sub advisory fees are paid by the advisor and not the Funds. Because the subadvisors are unaffiliated entities and the amounts are paid by advisor and not the Funds, the Registrants do not believe additional disclosure of the sub advisory fee arrangements is required in the Notes to Financial Statements, in contrast to Item 19 of Form N-1A, which requires such disclosure in the Funds’ Statement of Additional Information. Accordingly, we respectfully decline to add the disclosure.

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any comments or questions, please contact the undersigned at (551)235-3560.

Sincerely,

/s/ EDWARD J. GIZZI

Edward J. Gizzi

Associate General Counsel

Exhibit 1

Summarized below is the current effective fee schedule relating to DST’s transfer agency services.

Fees borne by AFS

SERVICES RENDERED INVOICES FOR 2021	PER ACCT/UNIT	RATE ($)	Comments
CATEGORIES			Charges are generally static and rate changes communicated by DST
ACCOUNT TYPE SERVICED -Money Market	1	8.09/YR	Per account type
ACCOUNT TYPE SERVICED -Daily Dividend Accrual Funds	1	6.85/YR	Per account type
ACCOUNT TYPE SERVICED -Non-Daily Funds	1	4.45/YR	Per account type
12(B)1 FEE	1	1.40/YR	Applies to B and C Share Classes
CLOSED ACCOUNTS CHARGE	1	1.41/YR
DIRECT PAYMENT PROCESSING	1	0.84	Processing lockbox checks
FIDUCIARY ACCOUNT FEE	1	0.96/YR	Charge applies to FIDUICARY Accounts
Check Writing Privilege PROCESSED (money market only)	1	1.12	Per checkwriting item
REGULATORY COMPLIANCE BASEFEE		50K/YR	Allocated monthly across all fund and share classes
PORTFOLIO BASE FEE		30K/YR	Per Fund Charge allocated across share classes
AML NETWORK ACCT FEE	1	0.25/YR.
PAGES SCANNED (SUNNY)	1	0.15	Charge per page scanned into AWD
FOREIGN SHAREHOLDER SERVICES	1	.25/YR

Equipment Invoices 2021
Data Communication Services	63,216/YR	Fixed monthly charge unless data connection upgrades required
DST Compliance Products		Charges are variable: includes lost shareholder tracking
PowerSelect	22,800/ YR	Fixed monthly charge. Database Query Tool
AWD Desktop	121,200/YR	Remote Terminals for CSR associates. Billed monthly, charges change with headcount
Misc.	7,200/YR	RIP Subscription - Ripper Reports
DSR Self-Service Products		Variable charge. Based on DSTVISION Usage by dealers

Out-of-pocket Expenses paid by Funds

Transfer Agent’s Out Of Pocket Fund Charges 2021	Fixed Charges or Variable	Comments
Most Common TA Servicing Categories		OOP charges vary month-to-month depending on activity in the Funds both regulatory requirements and activity requested by shareholders.
INSIDE POSTAGE	Variable Monthly Charge, billed when expense occurs	Annual PO Box Charges, Outgoing Postage, First Class Mail -charges are actual

DST COMPLIANCE PRODUCTS	Variable Monthly Charge, billed when expense occurs	OBT Trade Surveillance and Lost Shareholder Searches
FREIGHT	Variable Monthly Charge, billed when expense occurs	UPS, FEDEX (Allocated Charges) -charges are actual
TELEPHONE	Variable Monthly Charge, billed when expense occurs	AT&T Advanced Features and Inbound 800 line -charges are actual
DISASTER RECOVERY	Variable Monthly Charge, changes with number of open accounts	Cost for Transfer agent to have their DR for servicing our funds.
ON REQUEST/SCHEDULED REPORTS	Variable Monthly Charge, billed when expense occurs	Charge is $60 per report requested
MISCELLANEOUS CHARGES	Variable Monthly Charge, billed when expense occurs	ACH Charges, Check Processing, 3rd Party Data Feeds, Iron Mountain Charges, Laser Check Changes, Offsite storage
eBUSINESS	Variable Monthly Charge, depends on customer usage of website	DI Support fee, Activity Fees, Ban Verification Fees, Bank Verification Attempts, RSA Authentication. Fee Schedule current and available.
PROGRAMMERS	Variable -programming per hour is approx. $195	Programming requests; Examples; Fund Restriction updates, Special Account Updates, Fund Liquidations, Mergers, etc.
DST SELF-SERVICE PRODUCTS	Variable Monthly Charge, depends on customer usage of IVR and dealers usage of FANMAIL	Voice Response System - $100 fixed charge for each fund and share class, plus usage. Category, also includes FANMAIL.

DST PRODUCTS – OTHER	Variable- depends on activity during the month.	Excess History, FTP Commission, JUMBO, Purges History Charges
NSCC PROCESSING	Variable- depends on activity during the month.	NSCC Billing and NSCC FUND/SERV
ESCHEATMENT & UPA PROCESSING	Variable- depends on activity during the month.	Based on state requirements to report abandoned property and our calendar for performing due diligence with our customers.
TAX REPORTING	Variable- depends on activity during the month	Reporting to states on abandoned property. Generally $125 per fund, per state.
FEDERAL WIRES	Variable -depends on customer activity	SSB&T Wire Charges-actual